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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                  No.       X
                 -------------        -------------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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         China Southern Airlines Company Limited (the "Company") on August 22,
2003 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the change of vice president of the Company with effect from July 31, 2003. A copy of the English announcement is included in this Form 6-K of the Company.






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                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By         /s/   Su Liang
                                            ------------------------------------
                                            Name:   Su Liang
                                            Title:  Company Secretary



Date: August 22, 2003


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board of Directors of the Company is pleased to announce that Mr. Hao Jian Hua and Mr. Xu Jie Bo are appointed as the Vice President of the Company, and Mr. Yang Guang Hua is released from his duties as the Vice President of the Company.

The Board of Directors of China Southern Airlines Company Limited (the "Company"), is pleased to announce that Mr. Hao Jian Hua and Mr. Xu Jie Bo are appointed as the Vice President of the Company, both with effect from July 31, 2003. Due to the change of senior personnel, Mr. Yang Guang Hua is released from his duties as the Vice President of the Company with effect from July 31, 2003, and will be assigned to a new position.

Pursuant to the Directive Opinion on the Establishment of Independent Directors System for Listed Companies and other relevant regulations of the People's Republic of China (the "PRC"), the Independent non-executive Directors of the Company are of the view that both Mr. Hao and Mr. Xu are qualified to be appointed as Vice President of the Company and that the relevant nomination and appointment procedure is in accordance with the relevant laws and regulations in PRC and the articles of association of the Company.

Hao Jian Hua, male, was born in 1951. He is currently a Vice President and the Chief Pilot of the Company. He completed his piloting training at the Civil Aviation Administration of China Advanced Flying College.

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Mr. Hao has held positions as Captain, then Deputy Chief Captain, and subsequently Chief Captain of the Sixth Squadron of the Civil Aviation Administration of China during the period from 1989 to 1994. He then became a Deputy General Manager of the Flying Aviation Department of the Company from 1994 to 1998, and the General Manager of the Flying Aviation Department of the Company from 1998 to 1999. He has been the Chief Pilot of the Company from 1999.

Xu Jie Bo, male, was born in 1965. He is currently a Director and Vice President and the Chief Financial Officer of the Company. Mr. Xu graduated from the Management Department of Tianjin University and was a senior accountant. He served the Financial Department of Guangzhou Civil Aviation Administration of China. He was a supervisor of the Financial Management Office for Infrastructure Projects and from 1992 to 1998, he was a Deputy Director and Director of the Financial Department of Central and Southern China Civil Aviation Administration of China. From 1998 to 2000, he became General Manager of the Financial Department of the Company. Since 2001, he has been a Director and the Chief Financial Officer of the Company. In addition, he is also a Director of Southern Airlines Group Shantou Airlines Company Limited, Guangxi Airlines Company Limited, Southern Airlines Group Finance Company Limited, Guangzhou Aircraft Maintenance Engineering Company Limited, MTU Maintenance Zhuhai Co., Ltd., Nan Lung Travel & Express (Hong Kong) Limited and the vice chairman of Sichuan Airlines Limited Company.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
August 21, 2003